SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

STATE REGISTRY NUMBER (NIRE): 35.3000.1683 -1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS 'MEETING

HELD ON OCTOBER 30, 2018

DATE, TIME AND VENUE: On October 30, 2018, at 11 am, at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), at Rua Costa Carvalho, 300, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05429-000.

CALL NOTICE: Call Notice published in the “Official Gazette of the State of São Paulo”, Business Section, on: (i) September 29, 2018, (ii) October 2, 2018, and (iii) October 3, 2018, pages 21, 23 and 39, respectively, and in the newspaper "Valor Econômico", on: (i) September 29 and 30 and October 1, 2018; (ii) October 2, 2018; and (iii) October 2018, pages A10, C3 and B5, respectively.

ATTENDANCE: Shareholders representing over 80% (eighty percent) of the Company's voting and total share capital, as verified (i) by the signatures in the Shareholders’ Attendance Book and (ii) by the valid voting forms received through the Depositary Center of B3 S.A. – BRASIL, BOLSA, BALCÃO and the bookkeeping agent of the shares issued by the Company, pursuant to CVM regulations.

The following people attended the meeting: Karla Bertocco Trindade, Member of the Board of Directors and Chief Executive Officer of the Company, appointed to chair over the Meeting pursuant to Paragraph 2 of Article 5 of the Bylaws, Angela Beatriz Airoldi, Manager of the Investor Information Department, Priscila Costa da Silva and John Emerson da Silva, Analysts of Management of the Investor Information Department, Marialve de Sousa Martins, Analyst of Management of the Office of the President, and Ieda Nigro Nunes Chereim, lawyer of the Legal Superintendence.

PRESIDING BOARD: Chairman: Karla Bertocco Trindade. Secretary: Marialve de Sousa Martins.

DISCLOSURE: The management’s proposal and other due documents were made available to the shareholders at the Company’s headquarters and at the websites of the Company, of CVM and of B3.

AGENDA:

I. Elect the members of the Eligibility and Counseling Committee, pursuant to the Company’s Bylaws.

II. Elect the alternate member of the Fiscal Council for the remainder of the term of office until the 2019 Annual Shareholders’ Meeting.

III. Elect the member of the Board of Directors for the remainder of the term of office until the 2020 Annual Shareholders’ Meeting.

IV. Ratify the appointment of the Chief Executive Officer as a member of the Company’s Board of Directors for the remainder of the term of office until the 2020 Annual Shareholders’ Meeting.

CLARIFICATIONS: The matters included in the agenda were considered by the State Council of Capital Defense (CODEC - Conselho de Defesa dos Capitais do Estado), pursuant to Legal Opinion 165/2018, of October 16, 2018, whose voting guidance was presented by the representative of the shareholder Finance Office of the State of Sao Paulo (Secretaria da Fazenda do Estado de São Paulo).

RESOLUTIONS: After reading the consolidated voting map of the votes cast through the remote voting form, which was available for consultation of the attending shareholders, pursuant to Paragraph 4 of Article 21-W of CVM Instruction 481/2009, and after recording the abstentions and votes against, the following resolutions were taken:

I. Approve, by majority of the attending shareholders, 99.84% of votes in favor, represented by 544,096,655 shares; 0.13% of votes against, represented by 686,224 shares; and 0.03% abstentions, represented by 176,118 shares, the election of the members of the Eligibility and Counseling Committee, pursuant to Chapter IX, of the Company's Bylaws, as follows: ELIZABETH MELEK TAVARES, Brazilian citizen, married, lawyer, ID 07632835-0 IFP/RJ, Individual Taxpayer’s ID 006.292.137-12, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000; NILTON JOÃO DOS SANTOS, Brazilian citizen, married, technologist in data processing, ID 14.251.146-8 SSP/SP, Individual Taxpayer’s ID 066.838.158-28, domiciled at Avenida do Estado, 561, Ponte Pequena, São Paulo – SP, CEP: 01107-000; and ANDRE CARILLO, Brazilian citizen, married, administrator, ID 27.390.741-4 SSP/SP, Individual Taxpayer’s ID 185.475.638-90, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000.

The members of the Eligibility and Counseling Committee will exercise their assignments without a fixed term of office. They are not entitled to any remuneration, pursuant to CODEC Resolution 001/2018, published in the Official Gazette of the State, on March 30, 2018.

The investiture in the position shall comply with the requirements, impediments and procedures provided for in the Bylaws, including with regard to the delivery of the statement of assets.

The roles of strategic advice to the management bodies, as provided in the Bylaws, cannot be exercised by a member of the Eligibility and Counseling Committee that is also a member of the Board of Directors.

II. Approve, by the majority of the attending shareholders, with 99.96% of votes in favor, represented by 544,748,059 shares; 0.03% of votes against, represented by 148,112 shares; and 0.01% abstentions, represented by 62,826 shares, the election of Mr. MARCIO CURY ABUMUSSI, Brazilian citizen, married, engineer, ID 9.895.534-2 SSP/SP, Individual Taxpayer’s ID 112.143.998-51, domiciled at Av. Rangel Pestana, 300, 7º andar, Centro, São Paulo/SP, CEP: 01017-911, as an alternate member of the Fiscal Council, to fulfill the remainder of the term of office until the 2019 Annual Shareholders’ Meeting, due to the resignation of Mr. ROGÉRIO MARIO PEDACE.

The compliance with the legal and statutory requirements, including those provided for in Federal Law 13303/2016, was certified by the Internal, Transitory and Non-Statutory Committee, which deals on the verification of the process of appointment of members to the Fiscal Council, as provided for in Codec Resolution 01/2017.

The member elected to the Fiscal Council shall exercise his assignments until the 2019 Annual Shareholders’ Meeting and, if the member is unable to attend, the respective alternate shall be convened to attend the meetings, and the investiture in the office shall comply with the requirements, impediments and procedures provided for in the current standard, which must be verified at the time of the investiture by the Company. The investiture must be signed and drawn-up in the due book, as well as the clearance statement. The remuneration will be fixed in accordance with CODEC guidelines, in accordance with CODEC Resolution 001/2018, published in the Official Gazette of the State, on March 30, 2018, as resolved at the Annual and Extraordinary Shareholders’ Meetings held in April 2018. Concerning the statement of assets, the due state regulations must be observed.

III. Approve, by a majority of the attending shareholders, with 98.97% of votes in favor, represented by 539,357,826 shares; 1.02% of votes against, represented by 5,538,563 shares; and 0.01% abstentions, represented by 62,608 shares, the election of Mr. SERGIO RICARDO CIAVOLIH MOTA, Brazilian citizen, married, engineer, ID 08790634-3 SSP/RJ, Individual Taxpayer’s ID Nr. 016.788.277-54, domiciled at Av. Rangel Pestana, 300, 5º andar, Centro, São Paulo/SP, CEP: 01017-911, as a Member of the Board of Directors, for the remainder of the term of office until the 2020 Annual Shareholders’ Meeting, replacing Mr. JERÔNIMO ANTUNES.

The compliance with the legal and statutory requirements, including those provided for in Federal Law 13303/2016, was certified by the Internal, Transitory and Non-Statutory Committee, which deals on the verification of the process of appointment of members to the Board of Directors, as provided for in Codec Resolution 01/2017.

The member elected to the Board of Directors shall exercise his assignments with the same term of office of the other member, pursuant to the Company’s Bylaws, and the investiture in the position of Member of the Board of Directors shall comply with the requirements, impediments and procedures provided for in the current standard, which must be verified at the time of the investiture by the Company. The investiture must be signed and drawn-up in the due book, as well as the clearance statement. The remuneration will be fixed in accordance with CODEC guidelines, in accordance with CODEC Resolution 001/2018, published in the Official Gazette of the State, on March 30, 2018, as resolved at the Annual and Extraordinary Shareholders’ Meetings held in April 2018. Concerning the statement of assets, the due state regulations must be observed.

IV. Approve, by a majority of the attending shareholders, with 97.87% of votes in favor, represented by 533,373,009 shares; 2.12% of votes against, represented by 11,571,110 shares; and 0.003% abstentions, represented by 14,878 shares, the ratification of the appointment of Chief Executive Officer KARLA BERTOCCO TRINDADE, Brazilian citizen, married, administrator and lawyer, ID 13.205.097-3 SSP/SP, Individual Taxpayer’s ID 260.211.228-36, domiciled in this Capital, at Rua Costa Carvalho nº 300, Pinheiros, São Paulo, CEP: 05429-000, as member of the Board of Directors of the Company, for the remainder of the term of office until the 2020 Annual Shareholders’ Meeting, in accordance with CODEC Legal Opinion 056/2018.

Pursuant to the Paragraph Two of Article 8 of the Bylaws, the Company’s Chief Executive Officer will be a member of the Board of Directors, while holding such position.

In accordance with CODEC Legal Opinion 056/2018, the member of the Board of Directors shall perform her duties in accordance with the Bylaws of the Company, and her investiture in the position shall comply with the requirements, impediments and procedures set forth in the current standards. The remuneration shall be fixed in accordance with CODEC guidelines, in accordance with CODEC Resolution 001/2018, published in the Official Gazette of the State, of March 30, 2018, as resolved at the Annual and Extraordinary Shareholders’ Meetings held in April 2018. Concerning the statement of assets, the due state regulations must be observed.

These minutes were drawn as a summary of the facts and published with the omission of the signatures of the attending Shareholders, in accordance with Article 130, Paragraphs 1 and 2 of Law 6404/76.

CLOSURE AND SIGNATURE OF THE MINUTES: In the absence of any other statement, the Chairperson declared the work of the Extraordinary Shareholders’ Meeting closed, and these minutes were drawn up, which, after read and approved, were signed by the Chairperson, the Secretary and the attending shareholders, making up the majority required for the resolutions taken.

FILED DOCUMENTS: The voting statements presented by the shareholders are filed at the Company’s headquarters.

São Paulo, October 30, 2018.

Table:

KARLA BERTOCCO TRINDADE
Chairperson
MARIALVE S. MARTINS Secretary

Attending Shareholders:

DIEGO BRITO CARDOSO
(representative of the shareholder Finance Office of the State of São Paulo)
JOSÉ DONIZETTI DE OLIVEIRA (representative of the shareholder The Bank Of New York Mellon)

RICARDO JOSÉ MARTINS GIMENEZ (representative of the shareholders Itaú Unibanco S.A.)

RICARDO JOSÉ MARTINS GIMENEZ

(representative of the shareholders Banco BNP Paribas Brasil S. A.)

UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BAYVK A2-FONDS

RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF

STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

RICARDO JOSÉ MARTINS GIMENEZ (representative of the shareholders, CITIBANK N.A.) THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

RICARDO JOSÉ MARTINS GIMENEZ (representative of the shareholders, J. P. MORGAN S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS)

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

BRITISH COAL STAFF SUPERANNUATION SCHEME

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

FORSTA AP-FONDEN

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MINEWORKERS`PENSION SCHEME

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

T. ROWE PRICE QM GLOBAL EQUITY FUND

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD ESG INTERNATIONAL STOCK ETF

VANGUARD INTERNATIONAL VALUE FUND

VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.